Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Arcosa, Inc. for the registration of shares of its common stock, preferred stock, depositary shares, warrants, debt securities and guarantees of debt securities and to the incorporation by reference therein of our reports dated February 27, 2020, with respect to the consolidated financial statements of Arcosa, Inc., and the effectiveness of internal control over financial reporting of Arcosa, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2019, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Dallas, Texas

December 3, 2020